1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

January 24, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Palmer Square Capital BDC Inc.

Registration Statement on Form 10

File Numbers: 000-56126 and 814-01334

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) pursuant to telephone calls on January 21, 2020 and January 23, 2020 between Anu Dubey and Kathy Churko of the Staff and Harry S. Pangas, outside counsel to the Company, relating to the Company’s registration statement on Form 10 that was filed with the SEC on November 27, 2019, as amended on January 16, 2020 (the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the registration statement on Form 10 filed by the Company on the date hereof (such registration statement being referred to herein as the “Second Amended Registration Statement”).

Item 1. Business — The Company (Page 1)

1.	Comment: In the first sentence of the first paragraph of this section, the Registration Statement discloses that the Company “primarily lends to and invests in corporate debt securities of privately held companies.” Please advise whether the Company’s principal strategy focuses on middle market companies, or whether it is broader. Additionally, on page 2, the Registration Statement discloses that “[t]he corporate debt market segment that the Investment Team will focus on is diverse and large, and includes small to large private U.S. companies.” Please reconcile and revise, as necessary, the foregoing disclosure.

Response: The Company has revised the disclosure accordingly. See pages 1 and 2 of the Second Amended Registration Statement. See also pages 5, 6, 30, 42, 49, 55 and 57 of the Second Amended Registration Statement for other conforming changes.

January 24, 2020 Page 2

2.	Comment: We refer to the third to last sentence in the third paragraph on page 1 of the Form 10. Please change the wording of the “offering up to 100% of the Defaulting Investor’s shares of common stock to the other investors for purchase at a price equal to the lesser of the current net asset value of such shares of common stock or the highest price reasonably obtainable by the Company therefor to “transferring up to 100% of the Defaulting Investor’s shares of common stock to the other investors . . . .”

In addition, please supplementally advise the Staff how the “highest price reasonably obtainable” will be determined by the Company.

Response: The Company has revised the disclosure to address the Staff’s comment. See pages 1 and 12 of the Second Amended Registration Statement.

In connection with exercising such remedy, at its option, the Company can cause the Defaulting Investor to offer up to 100% of the Defaulting Investor’s shares of common stock to other investors at the then-current net asset value per share or such other price willing to be paid by such investors. This process will determine the price at which the Defaulting Investor’s shares may subsequently be sold to other investors (which may be at a price equal to the net asset value thereof or another price willing to be paid by investors (i.e., the “highest price reasonably obtainable”)).

Item 1. Business — The Investment Advisor (pages 1 – 2)

3.	Comment: The fourth paragraph of this section describes the Investment Team and Investment Committee. Please include the disclosure required by the instruction to Item 9(1)(c) of Form N-2 with respect to the Company’s Investment Committee.

Response: The Company has revised the disclosure accordingly. See page 1 of the Second Amended Registration Statement.

Item 1. Business — Investment Objective (pages 2 – 3)

4.	Comment: The third sentence of the first paragraph in this section refers to “corporate debt securities.” The first sentence of the third paragraph in this section refers to “corporate bonds.” Please reconcile and clarify the meaning of these terms.

Response: The Company has revised the disclosure accordingly. See pages 2 and 3 of the Second Amended Registration Statement.

January 24, 2020 Page 3

5.	Comment: The third sentence of the second paragraph of this section refers to “investments in the securities of non-U.S. issuers.” If applicable, please disclose whether the Company will invest in emerging markets issuers.

Response: The Company has revised the disclosure accordingly. See page 3 of the Second Amended Registration Statement.

Item 1. Business — Advisory Agreement — Incentive Fee (page 76)

6.	Comment: Please supplementally explain to the Staff how the income incentive fee is intended to operate and why the net investment income for the most recently completed quarter is not taken into account in connection with the downward adjustment mechanism of the Company’s income incentive fee.

Response: Below please find a formula that illustrates how the Company’s income incentive fee will work when it becomes operative following a Listing.

Income Incentive Fee Calculation Formula

X = “adjusted net investment income”

Y = “pre-incentive fee net investment income” during the most recently completed quarter (one quarter)

A = “net realized losses” over the most recently completed quarter and three preceding quarters (four quarters)

B = “net investment income” over the three preceding calendar quarters (i.e., not including the most recently completed quarter) (three quarters)

X = Y – (if positive) [A – B]

First, the Company will subtract net investment income over the three preceding calendar quarters (“B”) from net realized losses over the most recently completed quarter and three preceding quarters (“A”).

January 24, 2020 Page 4

Next, if the preceding number is positive, the Company will subtract the result thereof (“A – B”) from “pre-incentive fee net investment income” during the most recently completed quarter (“Y”).

If net realized losses over the most recently completed quarter and three preceding quarters are greater than net investment income over the three preceding calendar quarters, then the Company will adjust the most recently completed quarter’s pre-incentive fee net investment income downward.  The amount of the adjustment is equal to the amount by which net realized losses over the most recently completed quarter and three preceding quarters are greater than net investment income over the preceding three calendar quarters.   On the other hand, if net investment income over the three preceding quarters is greater than net realized losses over the most recently completed quarter and the three preceding quarters, then the Company will make no adjustment to “pre-incentive fee net investment income” for the most recently completed quarter.

As illustrated above, the downward adjustment mechanism does not take into account the Company’s pre-incentive fee net investment income for the most recently completed quarter because doing so would result in the double counting of such figure in the calculation of the income incentive fee payable to the Investment Advisor (i.e., it would be included both in “Y” and “B” of the formula set forth above and, as a result, result in the double counting thereof).

Item 11. Description of Registrant’s Securities to be Registered — Exclusive Forum (page 76)

7.	Comment: We note that the Registration Statement discloses that the Exclusive Forum provision under the Company’s Articles of Incorporation does not apply to claims made under the federal securities laws. Please confirm whether such language is also included in the Company’s Articles of Incorporation.

Response: The Company confirms that such language regarding claims made under federal securities laws and the Exclusive Forum provision is included in its Articles of Incorporation.

January 24, 2020 Page 5

Item 13. Financial Statements and Supplementary Data (page F-11)

8.	Comment: We refer to the “recoupment” language contained in Note 4 “Organizational and Offering Costs” to the Company’s financial statements. Please add disclosure to the following effect in an appropriate location in the body of the Form 10.

“The Investment Advisor paid approximately $[●] of the Company’s organizational and offering expenses on its behalf prior to the commencement of the Company’s operations. The Company will reimburse the Investment Advisor for the payment thereof in connection with the Initial Closing.”

In addition, please supplementally confirm to the Staff that the Company has apprised all of its investors in writing of the foregoing fact.

Response: The Company has revised the disclosure accordingly. See page 59 of the Second Amended Registration Statement. In addition, the Company confirms that it has apprised all of its investors of the above-referenced fact in writing.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

HSP

cc:	Christopher D. Long, Palmer Square Capital BDC Inc.

Jeffrey D. Fox, Palmer Square Capital BDC Inc.

Scott A. Betz, Palmer Square Capital BDC Inc.